Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction	Percentage of Ownership
KTC Corp.	Nevada	100%
Kicking the Can L.L.C.	Delaware	100%
Wizard Conventions, Inc.	New York	100%
Wizard World Digital, Inc.	Nevada	100%
Wiz Wizard, LLC	Delaware	50%
CON TV LLC	Delaware	47.5%